UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Checkpoint Systems, Inc.

2.	Name of Persons Relying on Exemption:

North Star Partners, LP North Star Partners II, LP Andrew R. Jones

3.	Address of Persons Relying on the Exemption:

274 Riverside Avenue
Westport, Connecticut 06880

4.	Written Material. The following written materials are attached:

Press Release dated May 27, 2015

(Written material follows on next page)

ISS PROXY ADVISORY SERVICES RECOMMENDS THAT Checkpoint Systems, Inc. STOCKHOLDERS VOTE “NO” ON ADVISORY VOTE To Ratify Named Executive Officers' Compensation

Westport, Conn., May 27, 2015 /PRNewswire/ -- North Star Partners and its affiliates, owner of 850,496 shares of Checkpoint Systems, Inc. (NYSE: CKP) today announced that leading independent proxy voting and corporate governance advisory firm ISS Proxy Advisory Services has recommended that Checkpoint Systems stockholders vote against the proposal to ratify executive compensation in connection with Checkpoint’s June 3, 2015 Annual Meeting of Stockholders. Among the many issues ISS noted was the lack of alignment of pay and performance, with Checkpoint Systems utilizing above-median benchmarking executive pay levels despite negative total shareholder returns. ISS also issued to Checkpoint Systems a corporate governance “QuickScore” of 10, which represents the highest level of risk regarding corporate governance in its ranking system.

North Star has repeatedly been rebuffed by Checkpoint Systems in its attempts to convince its Board of Directors to institute pro-shareholder initiatives such as de-staggering the Board and adding shareholder nominated directors to the Board. North Star supports ISS position on executive compensation and strongly urges shareholders to withhold their votes for Checkpoint Systems’ director nominees, to send a message that shareholders want change now. Only by changing the composition of the Board does North Star believe that shareholders can hope to see a reversal of the poor record Checkpoint Systems has delivered over the past 10 years.

We urge shareholders to “Withhold” their votes from George Babich, Jr. and Julie S. England on the Checkpoint Systems’ proxy card.

This is not a solicitation of authority to vote your proxy. Do NOT send North Star Partners your proxy card as it will not be accepted.

North Star has neither sought nor obtained consent from Institutional Shareholder Services Inc. to use any previously published information or quotes in this press release.

CONTACT: Andrew Jones, 1-203-227-9898, ajones@northstarlp.com